02057931

1E 8-31-02

FORM 6-K

SECURITIES EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 of 15d-16 of

The Securities Exchange Act of 1934

For the month of ____August___, 2002.

MANHATTAN MINERALS CORP.
(Registrant's Name)

350 – 885 Dunsmuir Street, Vancouver, BC V6C 1N5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __X__ Form 40-F _______

[Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes _______ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____]

MANHATTAN MINERALS CORP.
NEWS RELEASE

August 29, 2002

Toronto Stock Exchange
Trading Symbol: MAN

SECOND QUARTER RESULTS

(All amounts are in US Dollars unless otherwise noted)

During the six months ended June 30, 2002 Manhattan recorded a loss, of \$746,000 (\$0.02 per share) compared to a loss of \$1,370,000 (\$0.03 per share) in 2001. Manhattan recorded a loss in the 2002 second quarter of \$471,000 (\$0.01 per share) compared to a loss of \$873,000 (\$0.02 per share) in the comparative 2001 quarter. Corporate general and administrative costs for the three and six months ended June 30, 2002 were \$459,000 and \$741,000 respectively compared to \$949,000 and \$1,343,000 in the comparative periods ended June 30, 2001. The decrease in costs in 2002 compared to 2001 were due primarily to lower corporate administrative costs (no severance accruals in 2002), and to the recovery in the second quarter of 2002 of \$48,000 more in insurance proceeds than was previously anticipated.

During the second quarter Manhattan continued to advance the Tambogrande Environmental Impact Study (EIS) and the Feasibility Study, which are scheduled for a September completion. Technical hurdles have been overcome and only minor issues remain to be resolved. Just after the quarter ended the second informal meeting was held with Peruvian government regulatory agencies to discuss aspects of the EIS. The informal information session was well received by authorities and Manhattan does not expect the Tambogrande EIS review process to differ from the normal EIS review process, except for the request for additional public audiences. Manhattan welcomes the additional public audiences, and plans to utilize these interactions to gain the necessary community acceptance and to obtain a mine development permit.

For further information please contact:

Lawrence M. Glaser
Chairman

Charles Smith
President & CEO

Tel: (604) 669-3397
www.manhattan –min.com

Manhattan Minerals Corp.
Second Quarter Report
Ended June 30, 2002

(All amounts are in US dollars unless otherwise stated)

MANAGEMENT DISCUSSION AND ANALYSIS

Introduction

This discussion and analysis should be read in conjunction with the Company's consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless otherwise stated.

Cautionary Note Regarding Forward-Looking Statements

Except for historical information contained in this discussion and analysis, the following disclosures are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

Overview

During the second quarter Manhattan continued to advance the Tambogrande Environmental Impact Study (EIS) and the Feasibility Study, which are scheduled for a September completion. Technical hurdles have been overcome and only minor issues remain to be resolved. Additional contracts were signed in order to complete the final reports with translations being accomplished simultaneously. Just after the quarter ended the second informal meeting was held with Peruvian government regulatory agencies. The informal information session was well received by authorities and Manhattan does not expect the Tambogrande EIS review process to differ from the normal EIS review process, except for the request for additional public audiences. Manhattan welcomes the additional public audiences, and plans to utilise these interactions to fine-tune the EIS and Feasibility Study, and gain the necessary community acceptance to obtain a mine development permit.

Summary of Financial Results

During the six months ended June 30, 2002 Manhattan recorded a loss, of $746,000 ($0.02 per share) compared to a loss of $1,370,000 ($0.03 per share) in 2001. Manhattan recorded a loss in the 2002 second quarter of $471,000 ($0.01 per share) compared to a loss of $873,000 ($0.02 per share) in the comparative 2001 quarter.

RESULTS OF OPERATIONS

Corporate Costs and Other Income

Corporate general and administrative costs for the three and six months ended June 30, 2002 were $459,000 and $741,000 respectively compared to $949,000 and $1,343,000 in the comparative periods ended June 30, 2001. The decrease in costs in 2002 compared to 2001 were due primarily to lower corporate administrative costs (no severance accruals in 2002), and to the recovery in the second quarter of 2002 of $48,000 more in insurance proceeds than was previously anticipated. The higher costs incurred in 2001 were primarily due to the accrual of head office severance costs and financing costs incurred in the second quarter of 2001. Other income and expenses in 2002 are a loss of $12,000 and $5,000 for the three and six months ended June 30, 2002 while in the comparative 2001 periods there were a gain of $76,000 and a loss of $27,000 respectively. The decrease in costs in 2002 for the three and the six month periods as compared to 2001 were generally due to lower foreign exchange charges being partially offset by lower interest income on short-term monetary investments.

Discontinued Operations

The Company adopted in 2000 a plan to dispose of its Mexican operations. These assets were sold on March 12, 2001. All costs associated with holding these assets prior to the sale were accrued and recorded in the financial accounts as at December 31, 2000, accordingly no further costs were charged to discontinued operations during 2001.

Liquidity and Capital Resources

At June 30, 2002, the Company had a negative working capital position of $990,000 (December 31, 2001 $1,569,000) including cash and cash equivalents of $219,000 (December 31, 2001 $2,079,000).

Operating Cash Flow

The Company used $132,000 ($0.01 per common share) and $437,000 ($0.01 per common share) in operations during the three and six months ended June 30, 2002 compared to cash used in operations of $297,000 ($0.01 per common share) and $712,000 ($0.02 per common share) in the corresponding periods of 2001. The negative cash flows for 2002 and 2001 were primarily due to corporate administration costs, although in 2002 the negative cash flows were partially offset by the receipt of insurance proceeds and outstanding loans to former employees in the second quarter.

Financing Activities

The prospectus to qualify the September 21, 2001, offering of 5,845,000 Special Warrants at C$0.90 per Special Warrant (net funds of $3,010,000 received in September 2001), was completed January 11, 2002. Additionally, in May 2002, 30,000 employee stock options were exercised for the amount of $16,000.

Investing Activities

Investing activities during the second quarters of 2002 and 2001 centred on the Tambogrande Project. In the three and six months ended June 30, 2002 $1,143,000 and $1,898,000 was spent primarily on the environmental impact study, feasibility study, community relations programs, and Peru administration costs. During the comparative periods in 2001 $919,000 and $2,489,000 were spent primarily on Peru administration costs, technical studies, and community relations programs.

Tambogrande Project

In late March 2002, the Company successfully negotiated and finalised its insurance claim, regarding the damage sustained on the Company's exploration camp and demonstration housing units in Tambogrande in February of 2001. The final settlement, net of expenses, of $680,000, was $48,000 more than the amount previously anticipated and recorded of $632,000 at December 31, 2001. The final insurance proceeds instalment of $490,000 was received in April 2002.

Outlook For 2002

Manhattan will monitor its financial position during the remainder of 2002 to ensure the successful completion of the EIS and Feasibility Study, participation in the EIS public audiences, and obtaining a social license for future mine development. Manhattan intends to continue to access the capital markets to fund ongoing operations and will be seeking additional funding during the balance of the year.

Manhattan Minerals Corp.
Consolidated Balance Sheets
(expressed in thousands of United States dollars)
(unaudited)

	As at June 30 2002 unaudited $	As at December 31 2001 audited $
Assets		
Current assets		
Cash and cash equivalents	219	2,079
Accounts receivable	80	694
Prepaid expenses and deposits	127	170
	426	2,943
Exploration and project expenditures (notes 2 and 3)	60,461	58,493
Property, plant and equipment	19	1
	60,906	61,437
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,416	1,374
Long-term liabilities	101	212
	1,517	1,586
Shareholders' Equity		
Capital stock (note 4)	103,067	102,783
Deficit	(43,678)	(42,932)
Going concern (note 1)	59,389	59,851
	60,906	61,437

Approved by the Board of Directors

(signed) *(signed)*

"Lawrence M. Glaser" *"Craig A. Roberts"*

Director **Director**

Manhattan Minerals Corp.
Consolidated Statements of Operations and Deficit
(expressed in thousands of United States dollars, except shares and per share amounts)
(unaudited)

	Three Months Ended		Six Months Ended	
	June 30 2002 unaudited $	June 30 2001 unaudited $	June 30 2002 unaudited $	June 30 2001 unaudited $
Expenses				
Corporate general and administrative	459	949	789	1,343
Insurance recovery Tambogrande Project (note 2)	-	-	(48)	-
	459	949	741	1,343
Other income (expenses)				
Foreign exchange	(16)	54	(18)	(94)
Interest income	4	22	13	67
	(12)	76	(5)	(27)
Loss for the period	(471)	(873)	(746)	(1,370)
Deficit – beginning of period	(43,207)	(40,870)	(42,932)	(40,373)
Deficit – end of period	(43,678)	(41,743)	(43,678)	(41,743)
Basic and diluted loss per common share	(0.01)	(0.02)	(0.02)	(0.03)
Weighted average number of common shares outstanding			45,378,896	39,508,288
Number of common shares outstanding			45,986,664	39,527,349

Manhattan Minerals Corp.
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)
(unaudited)

	Three Months Ended		Six Months Ended	
	June 30 2002 unaudited $	June 30 2001 unaudited $	June 30 2002 unaudited $	June 30 2001 unaudited $
Cash flows from operating activities				
Loss for the period	(471)	(873)	(746)	(1,370)
Amortisation and depreciation	8	13	19	30
Foreign exchange (gain) loss	(17)	(66)	(16)	80
Financing fees	-	-	-	74
Compensation share expense	142	-	268	-
Net changes in non-cash working capital	255	629	149	474
Long-term liabilities	(49)	-	(111)	-
	(132)	(297)	(437)	(712)
Cash flows from financing activities				
Proceeds from exercise of options	16	-	16	-
Cash flows from investing activities				
Exploration and project expenditures	(1,143)	(919)	(1,898)	(2,489)
Insurance proceeds	480	200	480	200
Other capital assets	(1)	-	(37)	-
	(664)	(719)	(1,455)	(2,289)
Foreign exchange gain (loss) on cash held in foreign currency	17	66	16	(80)
Net cash and cash equivalents used during the period	(763)	(950)	(1,860)	(3,081)
Cash and cash equivalents – beginning of period	982	2,292	2,079	4,423
Cash and cash equivalents – end of period	219	1,342	219	1,342

Supplementary cash flow information (note 6)

(all tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

An aggregate of 1,340,000 (815,000 during the three month period) stock options were granted during the six months ended June 30, 2002 to employees and non-employees of the Company. No compensation expense was recognised in the consolidated statement of operations and deficit, the pro forma loss, and the pro forma loss per share information for 450,000 of these stock options as vesting is contingent upon certain performance conditions which have not yet been met.

Had the fair value method of accounting for stock option grants to employees and directors been followed for the remaining 890,000 stock options, granted at prices between C$1.10 and C$1.15 to other employees, a compensation expenses of $377,000 for the three month period and a compensation expense of $412,000 for the six month period would have been recorded for the periods ended June 30, 2002. Pro forma loss and loss per share information as determined under the fair value method is detailed below:

	Three months ended June 30 2002 unaudited $	Six months ended June 30 2002 unaudited $
Loss for the period		
As reported	471	746
Pro forma	848	1,158
Basic and diluted loss per share		
As reported	(0.01)	(0.02)
Pro forma	(0.02)	(0.03)

The fair value of options included in the pro forma information above have been estimated using an option pricing model based on the following assumptions: an average risk free rate of 4%, an expected life of 5 years, an expected volatility of 86%, and expected dividends of nil.

5. Segmented Financial Information

The Company operates in one segment: exploration and development of the gold and base metals Tambogrande Project in Peru. Other reconciling adjustments comprise general and administrative costs, financing expenses, foreign exchange, interest income, assets, capital expenditures, and amortisation reported by the Canadian head office.

Manhattan Minerals Corp.
Notes to the Consolidated Financial Statements
June 30, 2002 and 2001
(all tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)
(unaudited)

	Tambogrande Project unaudited $	Other Reconciling adjustments unaudited $	Total unaudited $
Six months ended June 30, 2002			
Loss (gain) for the period	(48)	794	746
Total assets	60,658	248	60,906
Capital expenditures	1,898	37	1,935
Amortisation	-	19	19
Six months ended June 30, 2001			
Loss for the period	-	1,370	1,370
Total assets	58,308	1,447	59,755
Capital expenditures	2,289	-	2,289
Amortisation	-	30	30
Three months ended June 30, 2002			
Loss for the period	-	471	471
Total assets	60,658	248	60,906
Capital expenditures	1,143	1	1,144
Amortisation	-	8	8
Three months ended June 30, 2001			
Loss for the period	-	873	873
Total assets	58,308	1,447	59,755
Capital expenditures	719	-	719
Amortisation	-	13	13

(all tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

6. Supplementary Cash Flow Information

	Three Months Ended		Six Months Ended	
	June 30 2002 unaudited $	June 30 2001 unaudited $	June 30 2002 unaudited $	June 30 2001 unaudited $
Significant non-cash transactions				
Financing activities				
Common shares issued for financing fees	-	-	-	74
Common shares issued for compensation	142	-	268	-
	142	-	268	74

	June 30 2002 unaudited $	December 31 2001 unaudited $
Cash and cash equivalents		
Cash	219	1,177
Short term deposits	-	902
	219	2,079

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MANHATTAN MINERALS CORP.
(Registrant)

Date: September 5, 2002

By: (For)
Lawrence M. Glaser
Chairman of the Board